UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-5273-1

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

     For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: [INSERT ITEMS]

PART I
REGISTRANT INFORMATION

Full Name of Registrant Sterling Bancorp

Former Name if Applicable N/A

Address of Principal Executive Office (Street and Number) 650 Fifth Avenue

City, State and Zip Code New York, NY 10019-6108

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

     As announced on March 16, 2005, Sterling Bancorp (the “Company”) is restating its audited financial statements for the years ended December 31, 2002 and 2003 and its unaudited condensed financial statements for the first three quarters of 2003 and 2004. For consistency, the Company is also restating selected financial data for the years 2000 and 2001. As indicated in the Company's Current Report on Form 8-K, dated March 15, 2005 and filed March 16, 2005, in view of the restatement, management's report pursuant to Section 404 of the Sarbanes-Oxley Act will refer to a material weakness, relating to controls for the accounting for employee benefits expense, in the Company's internal control over financial reporting as of December 31, 2004. Management has also identified certain significant deficiencies in the Company's internal control over financial reporting as of December 31, 2004. The Company has begun the remedial process, which is still ongoing.

     Due to the time necessary to complete the restatement of prior period financial statements and selected financial data, the Company was not able to complete its consolidated financial statements for 2004 and meet the filing deadline of March 16, 2005 for the filing of its Annual Report on Form 10-K for the year ended December 31, 2004.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John W. Tietjen	(212)	757-8035

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We expect the Company’s financial results for the fiscal year ended December 31, 2004 to improve in comparison to the financial results for the fiscal year ended December 31, 2003. After giving effect to the restatement of prior period financial statements, the Company currently expects to report net income of $24.9 million for the year ended December 31, 2004 as compared to net income of $23.8 million for the year ended December 31, 2003.

     Certain statements contained in this filing, including but not limited to, statements concerning future results of operations or financial position, borrowing capacity and future liquidity, future investment results, future credit exposure, future loan losses and plans and objectives for future operations, and other statements contained herein regarding matters that are not historical facts, are “forward-looking statements” as defined in the Securities Exchange Act of 1934. These statements are not historical facts but instead are subject to numerous assumptions, risks and uncertainties, and represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Any forward-looking statements we may make speak only as of the date on which such statements are made. Our actual results and financial position may differ materially from the anticipated results and financial condition indicated in or implied by these forward-looking statements.

     Factors that could cause our actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following: inflation, interest rates, market and monetary fluctuations; geopolitical developments including acts of war and terrorism and their impact on economic conditions; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes, particularly declines, in general economic conditions and in the local economies in which the Company operates; the financial condition of the Company’s borrowers; competitive pressures on loan and deposit pricing and demand; changes in technology and their impact on the marketing of new products and services and the acceptance of these products and services by new and existing customers; the willingness of customers to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance); changes in accounting principles, policies and guidelines; the success of the Company at managing the risks involved in the foregoing as well as other risks and uncertainties detailed from time to time in press releases and other public filings. The foregoing list of important factors is not exclusive, and we will not update any forward-looking statement, whether written or oral, that may be made from time to time.

Sterling Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2005	By	/s/ John W. Tietjen